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SEC FILE NUMBER
8-67195

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ESL Investment Services, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

225 Chestnut St,
(No. and Street)

Rochester	NY	14604
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Pascal Roche	212-751-4422	proche@dfppartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Baker Tilly US, LLP
(Name – if individual, state last, first, and middle name)

805 SW Broadway, Suite 1200	Portland	OR	97205
(Address)	(City)	(State)	(Zip Code)

	659
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Leo Iacobelli _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ESL Investment Services, LLC _____, as of 12/31 _____, 2025 ____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: President & COO

This filing contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☑ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ESL INVESTMENT SERVICES, LLC
(A Wholly Owned Subsidiary of ESL Federal Credit Union)

Financial Statements and Supplemental Information
December 31, 2025

Together with Report of Independent Registered Public Accounting Firm

Table of Contents

Report of Independent Registered Public Accounting Firm



The Members and the CUSO Oversight Committee
ESL Investment Services, LLC

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial condition of ESL Investment Services, LLC (the Company) as of December 31, 2025, the related consolidated statements of operations changes in member's equity, and cash flows for the year then ended, and the related notes (collectively, referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion on the Supplementary Information

The supplementary information in the Computation of Net Capital and Aggregate Indebtedness has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The information in Computation of Net Capital and Aggregate Indebtedness is the responsibility of the Company's management. Our audit procedures include determining whether the information in Computation of Net Capital and Aggregate Indebtedness reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Computation of Net Capital and Aggregate Indebtedness. In forming our opinion on the information in Computation of Net Capital and Aggregate Indebtedness, we evaluated whether the information in Computation of Net Capital and Aggregate Indebtedness, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information in Computation of Net Capital and Aggregate Indebtedness is fairly stated in all material respects in relation to the financial statements as a whole.

Baker Tilly US, LLP

Portland, Oregon
February 20, 2026

We have served as the Company's auditor since 2017.

2

ESL Investment Services, LLC
(A Wholly Owned Subsidiary of ESL Federal Credit Union)
Consolidated Statement of Financial Condition
December 31, 2025

ASSETS

Cash and Cash equivalents	$ 7,969,341
Securities owned, at fair value	292,191
Other assets	1,968,326
Goodwill	2,309,223
Other intangible assets, net	3,963,585
Operating lease - right-of-use asset, net	719,688
Property and equipment, net	44,627
Total assets	$ 17,266,981

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 2,853,196
Operating lease - liability	765,234
Total liabilities	3,618,430
COMMITMENTS (Note 5)	
MEMBER'S EQUITY	
Total member's equity	13,648,551
Total liabilities and member's equity	$ 17,266,981

The accompanying notes are an integral part of these financial statements.

ESL Investment Services, LLC
(A Wholly Owned Subsidiary of ESL Federal Credit Union)
Consolidated Statement of Operations
Year ended December 31, 2025

REVENUES:		
Commission and fee revenue	$	14,605,720
Advisory income		7,462,569
Gain on securities owned		5,439,359
Other income		494,393
Total revenues		28,002,041
OPERATING EXPENSES:		
Salaries, commissions, and benefits		15,091,477
Professional and outside services		1,520,519
Origination and servicing		1,171,240
Depreciation and amortization		502,380
General and administrative		533,169
Occupancy		461,249
Marketing and promotion		142,652
Total operating expenses		19,422,686
NET INCOME	$	8,579,355

The accompanying notes are an integral part of these financial statements.

4

ESL Investment Services, LLC
(A Wholly Owned Subsidiary of ESL Federal Credit Union)
Consolidated Statement of Changes in Member's Equity
Year ended December 31, 2025

	Accumulated Earnings	Capital	Total
BALANCE, JANUARY 1, 2025	$54,677,710	$ 1,500,000	$ 56,177,710
Net income	8,579,355	-	8,579,355
In-Kind transfer of securities	(44,108,514)	-	(44,108,514)
Cash distribution	(7,000,000)	-	(7,000,000)
BALANCE, DECEMBER 31, 2025	$12,148,551	$ 1,500,000	$ 13,648,551

The accompanying notes are an integral part of these financial statements.

ESL Investment Services, LLC
(A Wholly Owned Subsidiary of ESL Federal Credit Union)
Consolidated Statement of Cash Flows
Year ended December 31, 2025

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 8,579,355
Adjustments to reconcile net income to net cash	
from operating activities:	
Net unrealized (gain) on investments	(4,905,248)
Depreciation expense	22,070
Amortization of acquired intangibles	480,310
Amortization of right-of-use asset	184,075
Net change in assets and liabilities:	
Increase in securities owned, at fair value	(1,796,616)
Increase in other assets	(177,278)
Decrease in lease liability	(188,602)
Decrease in accounts payable and accrued expenses	(157,901)
Net cash provided by operating activities	2,040,165
CASH FLOWS FROM INVESTING ACTIVITIES;	
Purchase of property, plant & equipment	(16,670)
Net cash used in investing activities	(16,670)
CASH FLOWS FROM FINANCING ACTIVITIES;	
Cash distribution	(7,000,000)
Net cash used in financing activities	(7,000,000)
Decrease in cash and cash equivalents	(4,976,505)
Cash and cash equivalents at beginning of the year	12,945,846
Cash and cash equivalents at end of the year	$ 7,969,341
SCHEDULE OF NONCASH FINANCING ACTIVITIES	
In-Kind transfer of securities	(44,108,514)

The accompanying notes are an integral part of these financial statements.

6

ESL Investment Services, LLC
(A Wholly Owned Subsidiary of ESL Federal Credit Union)
Notes to Consolidated Financial Statements

Note 1 – The Organization

ESL Investment Services, LLC (the "Company") is a limited-purpose securities broker-dealer, registered with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934. The Company is a wholly owned subsidiary of ESL HoldCo, LLC ("HoldCo"). HoldCo is a wholly owned subsidiary of ESL Federal Credit Union (the "Credit Union"). The Company was originally incorporated in 1996 with operations beginning on January 1, 1997. The Company was established by the Credit Union to provide investment management, financial planning, and insurance solutions primarily to Credit Union members in the Rochester, New York area.

The consolidated financial statements of the Company include the accounts of its wholly owned subsidiary Cooper/Haims Advisors, LLC ("CHA"), a registered investment advisor located in Victor, New York providing investment advisory, financial planning, and tax services to high-net-worth clients.

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3 and is filing the exemption report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 (Footnote 74). The Company limits its business activities to receiving transaction-based referral fees and trades securities for its own account. The Company does not accept customer funds and will not have possession of any customer funds or securities in connection with our activities and therefore the Company is not required to prepare the determination of reserve requirements for brokers or dealers.

Note 2 – Summary of Significant Accounting Policies

Basis of Accounting
The consolidated financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP).

Basis of Consolidation
The accompanying consolidated financial statements include the accounts of the Company, and its wholly owned subsidiary, CHA. All the intercompany balances and transactions have been eliminated in consolidation.

Cash and Cash Equivalents
Cash and cash equivalents include deposits with the Credit Union, and other highly liquid investments with original maturities of less than three months, that are not held for sale in the ordinary course of business. Balances with these financial institutions exceeded federally insured limits on December 31, 2025. The Company has not experienced any losses related to cash and cash equivalents and believes it is not exposed to any significant credit risk with respect to these balances.

Securities Owned
The Company has classified its investments as trading securities. Trading securities are recorded at fair value, with unrealized gains and losses included in earnings. Gains and losses on the sale of securities are recorded on the trade date and determined using the specific identification method.

7

Note 2 – Summary of Significant Accounting Policies (continued)

Investment Risk

The Company invests in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such change could affect the amounts reported in the accompanying financial statements.

Fair Value Measurement

U.S. GAAP establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs, as follows:

- **Level 1 Inputs** – Unadjusted quoted prices in active markets for identical assets or liabilities that are accessible at the measurement date.

- **Level 2 Inputs** – Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (such as interest rates, volatilities, prepayment speeds, credit risks, etc.) or inputs that are derived principally from or corroborated by market data by correlation or other means.

- **Level 3 Inputs** – Unobservable inputs for determining the fair values of assets or liabilities that reflect an entity's own assumptions about the assumptions that market participants would use in pricing the assets or liabilities.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgement. Accordingly, the degree of judgement exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Note 2 – Summary of Significant Accounting Policies (continued)

Property and Equipment

Property and equipment are stated at cost and depreciated over useful lives ranging from three to ten years using the straight-line method. Leasehold improvements are amortized using the straight-line method over the period of the lease or the estimated life of the property, whichever is shorter.

Goodwill and Other Intangible Assets, net

Goodwill represents the cost in excess of fair value of net assets acquired (including identifiable intangibles) in transactions accounted for as business combinations. Goodwill is tested annually for impairment and more frequently if circumstances exist that indicate it is more-likely-than-not that the fair value is below the carrying value. The annual impairment test is based on various assumptions and internal projections of future cash flows and operating plans.

Other intangible assets include premium paid for acquisition of customer list and other intangibles. Intangibles other than goodwill, which are determined to have finite lives, are amortized based on the estimated economic benefits received.

Revenue Recognition

Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services.

Commission and Fee Revenue

Commission revenue relates primarily to the sale of mutual funds, annuities, life insurance, and other security products. These products are offered to customers through LPL Financial ("LPL"), an unaffiliated entity and a registered clearing broker-dealer, which compensates the Company for each sale based upon a contractual commission schedule. Fee revenue is earned in the form of management fees assessed on managed accounts offered through LPL's advisory platform.

Commission revenue from the sale of mutual funds, annuities, life insurance, and other security products is accrued monthly to properly record the revenues in the month they are earned. The fee revenue assessed on managed accounts is earned in the form of management fees and is recorded in the month in which the service is being performed.

Commissions and fees arise from transactions between a consumer that the Company has referred to a third-party broker and that third-party securities broker. The Company has satisfied its performance obligation as the referral is made, however the revenue is subject to variable constraints until a transaction occurs. As transactions between those two parties occur, the Company receives a portion of the revenues generated by the third-party securities broker as the variable constraint has been lifted.

Note 2 – Summary of Significant Accounting Policies (continued)

Advisory Fees

The Company provides investment advisory services on an ongoing basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue at that point in time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

The economic conditions which affect the Company's revenue are related to overall trends in the economy and its impact on financial markets.

Trading Profits

Trading profits include investment income, realized gains and losses from trading activities and unrealized gains and losses on securities owned by the Company.

Classification

The activities of the Company generally do not involve a business cycle since the realization of assets and the liquidation of liabilities are usually dependent on the underlying circumstances of the Company's customers. Accordingly, the classification of current assets and current liabilities is not considered appropriate and has been omitted from the statements of financial condition.

Income Taxes

The Company elected to be taxed as a Limited Liability Corporation ("LLC"), which provides that the LLC passes on all income and expenses to its sole member, HoldCo, to be taxed at the member level. HoldCo passes on all income and expenses to its sole member, the Credit Union. The Credit Union is a federally chartered credit union with the National Credit Union Administration, and as such, is not subject to taxes under state or federal laws.

Contract Balances

The Company's timing of revenue recognition may differ from the timing of customer payments. When there is an unconditional right to payment, according to the terms of the contract, the Company records a receivable. For contracts with unsatisfied performance obligations, the Company records deferred revenue until the performance obligations are satisfied. Contracts with no outstanding performance obligations are recognized as revenue.

The Company had receivables related to contracts from customers of $1,841,095 and $1,598,696 at December 31, 2025 and 2024, respectively. The Company includes such balances in other assets in the Statement of Financial Condition. At different points during the year, the Company has deferred revenue related to unrecognized engagement fees where the performance obligations have not yet been satisfied. There were no balances of deferred revenue as of December 31, 2025 and 2024.

ESL Investment Services, LLC
(A Wholly Owned Subsidiary of ESL Federal Credit Union)
Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies (continued)

Allowances for Credit Losses

The allowance for credit losses is based on the Company's expectation of the collectability of revenue from contracts with customers, including fees receivable utilizing the current expected credit loss framework. The Company considers factors such as historical experience, credit quality, age of balances, and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees receivable is not significant until they are 90 days past due on the contractual arrangement and expectation of collection in accordance with industry standards. Management does not believe that an allowance is required as of December 31, 2025.

Leases

Operating lease right-of-use assets and liabilities are recorded at the lease commencement date based on the present value of the lease payments to be made over the lease term using an estimated incremental borrowing rate. The Company expenses rent monthly on a straight-line basis, as a reduction to the right-of-use asset. Rent expense is included in occupancy expenses in the accompanying consolidated statement of operations (Note 5).

Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held-for-sale in the ordinary course of business.

Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

Advertising Costs

Advertising costs are expensed as incurred by the Company. The Company's advertising expense totaled $142,652 in 2025 and is included in the marketing and promotion expense in the accompanying statement of income.

Segment Reporting

The Company operates a Limited-Purpose Broker Dealer and Registered Investment Advisor. The Company structures the operating segments according to its clients and the services provided to those clients. The Limited-Purpose Broker Dealer segment provides investment management, financial planning, and insurance solutions primarily to Credit Union members in Rochester, New York area. The Registered Investment Advisor segment provides investment advisory, financial planning, and tax services to high-net-worth clients. Revenues and expenses are attributed to the two segments based on which segment services the client. As of December 31, 2025, the Company has determined that both segments are reportable. We have disclosed the segment information consistent with the way our chief operating decision maker evaluates performance and allocates resources (Note 11).

11

ESL Investment Services, LLC
(A Wholly Owned Subsidiary of ESL Federal Credit Union)
Notes to Consolidated Financial Statements

Note 3 – Property and Equipment

Property and equipment as of December 31, 2025, consisted of the following:

Leasehold improvements	$ 164,907
Computer equipment	195,455
Software	36,942
Construction in Progress	16,670
	413,974
Less: Accumulated depreciation	(369,347)
	$ 44,627

Depreciation expense totaled $22,070 for the year ended December 31, 2025.

Note 4 – Goodwill and Other Intangible Assets

The goodwill of $2,309,223 represents the future economic benefit expected to be recognized from combining the operations of the Company and CHA, including expected synergies and operating efficiencies. Additionally, the goodwill represents the incremental cash flows that the Company will achieve as an exempt organization vis-à-vis market participant (for fair value purposes, assumed to be tax-paying entities) over the course of its ownership of CHA.

Intangible assets as of December 31, 2025, consisted of the following:

	Carrying Value	Weighted Amortization Period (in years)
Customer lists in place	$ 6,408,900	9
Trademarks	424,400	2
Non-compete agreements	575,500	0
Purchased Services	70,000	0
	7,478,800	
Less: Accumulated amortization	(3,515,215)	
	$ 3,963,585	

Amortization expense totaled $480,310 for the year ended December 31, 2025.

Estimated amortization expense for the years ended December 31, are as follows:

2026	$ 480,310
2027	467,048
2028	427,260
2029	427,260
2030	427,260
Thereafter	1,734,447

Note 5 – Commitments

Leases

The Company leases office space under non-cancelable leases. The leases are all classified as operating primarily due to the amount of time such spaces are occupied relative to the underlying asset's useful lives. Additional space for the Company's activities is obtained from the Credit Union (see Note 7). The third-party operating leases contain renewal options and provisions requiring the Company to pay property taxes and operating expenses over base period amounts, most of which are not included in the measurement of the right-of-use assets as they are not considered reasonably certain of estimable value. The third-party leases also contain escalation clauses calling for rental payments to be adjusted for increases in price indices.

The Company's operating lease costs for the year ended December 31, 2025, totaled $231,521.

Future minimum rental commitments under the non-cancelable operating leases are as follows for each of the years ending December 31:

2026	$	228,609
2027		215,930
2028		220,248
2029		130,277
2030		–
Total lease payments		795,064
Less: present value discount at December 31, 2025		29,830
Total present value of lease liability at December 31, 2025	$	765,234

Lease term and discount rate as of December 31, 2025, are as follows:

Weighted-average remaining lease term (years)	3.52
Weighted-average discount rate	2.22%

Cash flow supplemental information for the year ended December 31, 2025, is as follows:

Cash paid for amounts included in the measurement of lease liability		
Operating cash flows paid for operating leases	$	236,048
Right-of-use assets obtained in exchange for lease obligations		

ESL Investment Services, LLC
(A Wholly Owned Subsidiary of ESL Federal Credit Union)
Notes to Consolidated Financial Statements

Note 6 – Employee Benefits

Defined Contribution Retirement Plan

The Credit Union also sponsors a defined contribution plan that covers substantially all of its and the Company's employees who meet certain age requirements. The Credit Union matches 100% of the first 1% and 50% of the next 5% of participant contributions. In addition, the Credit Union makes an annual 2.5% non-elective lump-sum contribution to eligible participants who have worked 1,000 hours in that year and were employed through December 31st. The non-elective contribution is subject to a 2-year cliff vesting schedule. The Credit Union allocates a portion of the annual expense to the Company based on relative compensation levels.

For the year ended December 31, 2025, the Company recognized defined contribution plan costs of $675,440.

Post-Retirement Insurance Benefit Plan

The Company provides certain medical and healthcare benefits to qualifying retirees under the Credit Union benefit plan. The Credit Union allocates a portion of the annual expense of the plan to the Company based on headcount. For the year ended December 31, 2025, the Company recognized insurance income of $15,120, in conjunction with this plan.

The income related to these benefits is included in salaries, commissions, and benefits on the statement of operations.

15

ESL Investment Services, LLC
(A Wholly Owned Subsidiary of ESL Federal Credit Union)
<u>Notes to Consolidated Financial Statements</u>

Note 7 – Related-Party Transactions

The Company generates revenue through purchased services from the Credit Union and ESL Trust Services, LLC ("Trust"), another wholly owned subsidiary of the Credit Union. The services provided are under the agreements set forth between the parties and pricing is determined based on arm's length negotiations. Revenue generated from these transactions is recognized in accordance with the Company's revenue recognition policy (see Note 2).

As of December 31, 2025, the Company has recognized other income of $393,650 derived from services purchased from this relationship.

The Company's investment portfolio is managed by Trust. Under this arrangement, Trust executes transactions in compliance with its standard policies and procedures. Trust managed investments for the Company that, as of December 31, 2025, had a fair market value of $292,191. Trust managed cash equivalents that had a balance of $8,691 as of December 31, 2025. For the year ended December 31, 2025, the Company recognized investment management expense of $66,909 from this relationship with professional and outside services.

Pursuant to agreements between the parties, the Company is charged for certain expense allocations, including professional and administrative services provided by the Credit Union. During the year ended December 31, 2025, related-party costs associated with such expense allocations consisted of the following:

Professional and outside services	$	973,152
Marketing and promotion		140,172
Occupancy		188,904
	$	1,302,228

The Company's qualifying personnel are covered under defined-benefit, other benefits, medical, dental, disability, and workers' compensation insurance plans sponsored by the Credit Union. The Credit Union allocates a portion of expense under these plans to the Company based on headcount and compensation. For the year ended December 31, 2025, the Company was allocated costs of $575,451. The expense related to these benefits is included in salaries, commissions, and benefits on the statement of income.

During the year ended December 31, 2025, the Company made capital distributions totaling $51,108,514. This total consisted of two distributions, including (i) $7,000,000 in cash and (ii) an in-kind transfer of equity securities with a fair value of $44,108,514. Both were distributed from accumulated earnings to the Company's parent, HoldCo, and are disclosed accordingly in the statement of changes in ownership equity.

At December 31, 2025, the Company had cash balances with the Credit Union in the amount of $6,582,766.

16

Note 8 – Fair Value of Financial Instruments

Financial Instruments Recorded at Fair Value on a Recurring Basis

The Company's securities owned are measured at fair value on a recurring basis utilizing the following input levels at December 31, 2025:

	Level 1	Level 2	Level 3	Total
Mutual Funds and ETFs				
Equity				
Domestic	$ 222,692	$ -	$ -	$ 222,692
International	49,788	-	-	49,788
Fixed Income				
Domestic	19,711	-	-	19,711
	$ 292,191	$ -	$ -	$ 292,191

Fair values for securities owned are based on quoted market prices.

Note 9 – Off-Balance Sheet Risk and Concentration of Credit Risk

As discussed in Note 2, the Company's customers' securities transactions are executed by LPL. This other broker-dealer carries all the accounts of the customers of the Company and is responsible for execution, collection of payment of funds, and receipt and delivery of securities relative to customer transactions.

Note 10 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net ratio would exceed 10 to 1. At December 31, 2025, the Company had net capital of $841,897 which was $732,510 in excess of its required net capital of $109,387. Required net capital is computed as the greater of $100,000 or 6 2/3% of aggregate indebtedness. The Company's ratio of aggregate indebtedness to net capital ratio was 1.95 to 1.

ESL Investment Services, LLC
(A Wholly Owned Subsidiary of ESL Federal Credit Union)
Notes to Consolidated Financial Statements

Note 11 – Segment Reporting

The Company's segments are determined by the Director of Wealth Management, who is the designated chief operating decision maker, based upon information provided about the clients served and services offered. They are also distinguished by the level of information provided to the chief operating decision maker, who uses such information to review the performance of the various components of the business. The chief operating decision maker assesses the financial performance of the Company's business components and in determining the allocation of resources by evaluating revenue streams, significant expenses and net income. The chief operating decision maker uses revenue streams to evaluate services pricing compensation levels for certain employees.

Intercompany balances and transactions between segments are eliminated and figures presented tie back to the accompanying statements. For the year ended December 31, 2025, this includes a $2,000,000 equity distribution from CHA to ESL Investment Services.

Accounting policies for segments are the same as those described in Note 1. Transactions among segments are made at fair value. Information reported internally for performance assessment by the chief operating decision maker follows, inclusive of reconciliation of significant segments totals to the financial statement:

	ESL Investment Services, LLC	Cooper/Haims Advisors, LLC
REVENUES:		
Commission and fee revenue	$ 14,605,721	$ -
Advisory income	505,329	6,957,240
Gain on securities owned	5,439,358	-
Other income	168,473	325,920
Total revenues	20,718,881	7,283,160
OPERATING EXPENSES:		
Salaries and benefits	4,708,401	3,859,444
Commissions	5,428,900	1,094,732
Professional and outside services	859,664	660,855
Origination and servicing	1,139,145	32,095
Depreciation and amortization	60,744	441,636
General and administrative	362,085	171,084
Occupancy	236,187	225,062
Marketing and promotion	126,156	16,496
Total operating expenses	12,921,282	6,501,404
NET INCOME	7,797,599	781,756
TOTAL ASSETS, December 31, 2025	12,114,196	5,152,785
BEGINNING MEMBER'S EQUITY, January 1, 2025	53,722,791	2,454,919
EQUITY CONTRIBUTION	2,000,000	-
EQUITY DISTRIBUTION	(51,108,514)	(2,000,000)
ENDING MEMBER'S EQUITY, December 31, 2025	$ 12,411,876	$ 1,236,675

ESL Investment Services, LLC
(A Wholly Owned Subsidiary of ESL Federal Credit Union)
Notes to Consolidated Financial Statements

Note 12 – Subsequent Events

Subsequent events have been evaluated through February 20, 2026. No events have been identified that require disclosure.

Supplementary Information

ESL Investment Services, LLC
(A Wholly Owned Subsidiary of ESL Federal Credit Union)
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1
December 31, 2025

Total member's equity from statement of financial condition	$	13,648,551
Other allowable credits		
Liabilities of subsidiary, net		1,257,931
Less non-allowable assets, including those of consolidated subsidiary:		
Cash held at parent, net of routine expenses		5,486,633
Securities owned		292,191
Other assets		1,968,326
Goodwill		2,309,223
Other intangible assets, net		3,963,585
Property and equipment, net		44,627
Total non-allowable assets		14,064,585
Net capital	$	841,897
Aggregate indebtedness (excludes balances from consolidated subsidiary)		
Accounts payable and accrued expenses	$	1,640,810
Computation of basic net capital requirements		
Minimum net capital (greater of $100,000 or 6 2/3% of		
aggregate indebtedness)	$	109,387
Net capital in excess of minimum requirements	$	732,510
Ratio of aggregate indebtedness to net capital		1.95 to 1

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2025.



ESL
Investment
Services℠

ESL Investment Services LLC's Exemption Report

ESL Investment Services, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(2) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and,

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) referring securities transactions to another broker-dealer; and (2) proprietary trading of securities for its own account; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

ESL Investment Services, LLC

I , Leo Iacobelli, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

By: Leo Iacobelli
Title: President & COO
February 20, 2026

225 Chestnut Street ● Rochester, New York 14604 ● 585.339.4475 ● 800.814.5884



Report of Independent Registered Public Accounting Firm

The Members and the CUSO Oversight Committee
ESL Investment Services, LLC

We have reviewed management's statements, included in the accompanying ESL Investment Services, LLC's Exemption Report (the exemption report), in which:

1. ESL Investment Services, LLC, does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3; and

2. ESL Investment Services, LLC, states ESL Investment Services, LLC, is filing the exemption report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 (Footnote 74) because, throughout the most recent fiscal year, without exception:

   - ESL Investment Services, LLC, limits its business activities exclusively to (1) referring securities transactions to another broker-dealer, and (2) proprietary trading of securities for its own account, and

   - ESL Investment Services, LLC (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to ESL Investment Services, LLC; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

ESL Investment Services, LLC's management is responsible for compliance with the provisions of Footnote 74 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about ESL Investment Services, LLC's compliance with the provisions of Footnote 74. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions of Footnote 74 of SEC Release No. 34-70073.

Baker Tilly US, LLP

Portland, Oregon
February 20, 2026

Baker Tilly Advisory Group, LP and Baker Tilly US, LLP, trading as Baker Tilly, are members of the global network of Baker Tilly International Ltd., the members of which are separate and independent legal entities. Baker Tilly US, LLP is a licensed CPA firm that provides assurance services to its clients. Baker Tilly Advisory Group, LP and its subsidiary entities provide tax and consulting services to their clients and are not licensed CPA firms.

1



Report of Independent Registered Public Accounting Firm

The Members of the CUSO Oversight Committee
ESL Investment Services, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2025. Management of ESL Investment Services, LLC, is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the ESL Investment Services, LLC, has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting ESL Investment Services, LLC, and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate to meet their purposes. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the appropriateness of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences.

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2025, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2025. The Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III was $28,002,041 which did not agree to the Total Revenue amounts reported on Form SIPC-7 of $21,640,810. The amounts reported on Form SIPC-7 do not include gross revenues of the Cooper-Haims subsidiary (Cooper-Haims), and instead includes net income of Cooper-Haims.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments in procedure 3 above, noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were engaged by ESL Investment Services, LLC, to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). An agreed-upon procedures engagement involves performing specific procedures that the engaging party has agreed to and acknowledged to be appropriate for the intended purpose of the engagement and reporting on findings based on the procedures performed. We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the ESL Investment Services, LLC's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of ESL Investment Services, LLC, and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of ESL Investment Services, LLC, and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

Baker Tilly US, LLP

Portland, Oregon
February 20, 2026

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2025

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME ESL INVESTMENT SERVICES LLC — *SEC No.* 8-67195

For the fiscal period beginning 1/1/2025 and ending 12/31/2025

1		Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)		$ 21,640,810.00
2		Additions:		
	a	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	$ 7,423,332.00	
	b	Net loss from principal transactions in securities in trading accounts.		
	c	Net loss from principal transactions in commodities in trading accounts.		
	d	Interest and dividend expense deducted in determining item 1.		
	e	Net loss from management of or participation in the underwriting or distribution of securities.		
	f	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.		
	g	Net loss from securities in investment accounts.		
	h	Add lines 2a through 2g. This is your **total additions**.		$ 7,423,332.00
3		Add lines 1 and 2h		$ 29,064,142.00
4		Deductions:		
	a	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.	$ 3,927,096.00	
	b	Revenues from commodity transactions.		
	c	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	$ 875,902.00	
	d	Reimbursements for postage in connection with proxy solicitations.		
	e	Net gain from securities in investment accounts.	$ 5,447,601.00	
	f	100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
	g	Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
	h	Other revenue not related either directly or indirectly to the securities business.		
		Deductions in excess of $100,000 require documentation		
5	a	Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income		
	b	40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)		
	c	Enter the greater of line 5a or 5b	$ 0.00	
6		Add lines 4a through 4h and 5c. This is your **total deductions**.		$ 10,250,599.00

SECURITIES INVESTOR PROTECTION CORPORATION

GENERAL ASSESSMENT FORM

For the fiscal year ended __12/31/2025__

7	Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues.**	$ 18,813,543.00
8	Multiply line 7 by .0015. This is your **General Assessment.**	$ 28,220.00
9	Current overpayment/credit balance, if any	$ 0.00
10	General assessment from last filed __2025__ SIPC-6 or 6A	$ 13,130.00
11 a	Overpayment(s) applied on all __2025__ SIPC-6 and 6A(s)	$ 0.00
b	Any other overpayments applied	$ 0.00
c	All payments applied for __2025__ SIPC-6 and 6A(s)	$ 13,130.00
d	Add lines 11a through 11c	$ 13,130.00
12	**LESSER** of line 10 or 11d.	$ 13,130.00
13 a	Amount from line 8	$ 28,220.00
b	Amount from line 9	$ 0.00
c	Amount from line 12	$ 13,130.00
d	Subtract lines 13b and 13c from 13a. This is your **assessment balance due.**	$ 15,090.00
14	Interest (see instructions) for ___0___ days late at 20% per annum	$ 0.00
15	**Amount you owe SIPC.** Add lines 13d and 14.	$ 15,090.00
16	Overpayment/credit carried forward (if applicable)	$ 0.00

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

SEC No. 8-67195	*Designated Examining Authority* DEA: FINRA	*FYE* 2025	*Month* Dec
MEMBER NAME	ESL INVESTMENT SERVICES LLC		
MAILING ADDRESS	225 CHESTNUT STREET		
	ROCHESTER, NY 14604-2424		
	UNITED STATES		

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

ESL INVESTMENT SERVICES LLC

(Name of SIPC Member)

Pascal Roche

(Authorized Signatory)

2/20/2026

(Date)

proche@dfppartners.com

(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.